Form 40-F
period 2011-10-31
Quest Rare Minerals Ltd.
filed 2012-01-27
CIK 1514341

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2011	Commission file number: 001-35100

QUEST RARE MINERALS LTD. –

MINÉRAUX RARES QUEST LTÉE

(Exact name of registrant as specified in its charter)

Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

1155 University Street, Suite 1308,

Montreal, Québec, Canada H3B 3A7

(514) 878-3551

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas

New York, New York 10036

Attention: Andrew J. Beck

(212) 880-6000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which Registered
Common Shares	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,729,684.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulations S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐             No  ☐

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, Quest Rare Minerals Ltd. (the “Corporation” or “Registrant”) hereby incorporates by reference Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Corporation hereby incorporates by reference: (i) Exhibit 99.1, the Corporation’s audited annual financial statements for the years ended October 31, 2011 and 2010, including, in note 15 thereto, a reconciliation of the Corporation’s financial statements to U.S. GAAP for such years as required by Item 17 of Form 20-F, and (ii) Exhibit 99.2, management’s discussion and analysis for the fiscal year ended October 31, 2011.

In accordance with General Instruction D.(9) of Form 40-F, the Corporation has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.8 through 99.11, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Corporation, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2011 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

The Corporation’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report on Form 40-F are made as of the respective dates set forth in such exhibits. In preparing this Annual Report on Form 40-F, the Corporation has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Corporation assume any obligation to update such forward-looking statements in the future, except as required by applicable laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation’s financial statements, including those incorporated by reference into this Annual Report on Form 40-F, are prepared in accordance with Canadian disclosure requirements and Canadian generally accepted accounting principles (“Canadian GAAP”), and are subject to Canadian auditing and auditor independence standards which disclosure, accounting and auditing requirements, principles and standards are different from those of the United States.

Under the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), the Corporation is permitted to incorporate by reference into this Annual Report on Form 40-F financial statements prepared in accordance with Canadian GAAP, accompanied with a reconciliation of the Registrant’s financial statements to United States generally accepted accounting principles (“U.S. GAAP”). Significant differences between Canadian GAAP and U.S. GAAP as they pertain to the Corporation for the years ended October 31, 2011 and 2010 are described in note 15 to the Corporation’s audited financial statements for such years, which are filed as Exhibit 99.1 to this Annual Report on Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this Annual Report on Form 40-F and the documents incorporated by reference herein containing descriptions of the Corporation’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 31, 2011, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S. $1.00 = CDN$0.9935.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Corporation in reports that it files or submits to the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the reports filed by the Corporation under the Exchange Act is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

During the process of review and evaluation, it was determined that the Corporation’s disclosure controls and procedures are operating effectively as at October 31, 2011.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Corporation’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

BENEFIT PLAN BLACK-OUT PERIODS

This Section is not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Information on Audit Committee” contained in the Corporation’s AIF is incorporated by reference herein. In the opinion of the Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex) and are financially literate. The Board has determined that Michael Pesner is the audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements; has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

CODE OF ETHICS

The Board of Directors of the Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on July 15, 2009 by which it and all employees, officers and directors of the Corporation are required to abide. In addition, the Board of Directors encourages a culture of ethical business conduct and believes the Corporation’s high-caliber management team promotes a culture of ethical business conduct throughout the Corporation’s operations, and management is expected to monitor the activities of the Corporation’s employees, consultants and agents in that regard. The Code requires that employees report any observed breach of the Code to the Corporation’s Chief Executive Officer or to the Chairman of the Audit Committee.

It is a requirement of applicable corporate law that directors and officers who have an interest in a material transaction or material agreement with the Corporation disclose that interest and, in the case of directors, abstain from voting in respect of same. These requirements are also contained in the Corporation’s by-laws, which are made available to the directors and officers of the Corporation.

All amendments to the Code, and all waivers of the Code with respect to any of the employees, officers or directors covered by it, will be posted on the Corporation’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. A copy of the Code is available on the Corporation’s website at www.questrareminerals.com.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The information provided under the heading “Information on the Audit Committee – External Auditor Fees” contained in the Corporation’s AIF is incorporated by reference herein. Ernst & Young LLP, Chartered Accountants acted as the Corporation’s independent auditor for the fiscal years ended October 31, 2011 and 2010.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS

The information provided under the heading “Information on the Audit Committee – Pre-Approval Policies and Procedures for Audit Services” and “Information on the Audit Committee – External Auditor Fees” contained in the Corporation’s AIF is incorporated by reference herein. All of the services in respect of the Corporation’s external auditor service fees as disclosed in the Corporation’s AIF were approved by the Corporation’s Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation does not have any off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2011 information with respect to the Corporation’s known contractual obligations (stated in Canadian dollars).

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$827,475	$405,893	$309,097	$99,210	$14,275
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet under Canadian GAAP	—	—	—	—	—

Total	$827,475	$405,893	$309,097	$99,210	$14,275

AUDIT COMMITTEE

The information provided under the heading “Information on the Audit Committee” contained in the Corporation’s AIF is incorporated by reference herein. The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex. In the opinion of the Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex) and are financially literate.

The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board of Directors. The Audit Committee meets with the Chief Executive Officer and Chief Financial Officer and the Corporation’s independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls, as well as audit procedures and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board of Directors for approval the annual financial statements, and the related management’s discussion and analysis, and undertakes other activities required by regulatory authorities.

Audit Committee Charter

A copy of the Charter of the Audit Committee of the Corporation is annexed as Schedule A to the Corporation’s AIF or is available in printed copy to any shareholder who provides the Corporation with a written request to the Chief Financial Officer at 1155 University Street, Suite 1308, Montreal, Québec, Canada H3B 3A7.

NYSE AMEX CORPORATE GOVERNANCE

The Corporation’s common shares are listed on NYSE Amex. Section 110 of the NYSE Amex Corporation Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home-country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE Amex is required to state its quorum requirement in its bylaw. The Corporation’s quorum requirement is set forth in its by-laws, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly-appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than five percent (5%) of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

Proxy Delivery Requirement: NYSE Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws in Canada.

In addition, the Corporation may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Corporation Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home-country law, in which case, the Corporation shall make the disclosure of such transactions available on its website at www.questrareminerals.com. Information contained on the website of the Corporation is not part of this Annual Report.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the staff of the SEC, information relating to the securities registered pursuant to this Annual Report on Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

QUEST RARE MINERALS LTD. – MINÉRAUX RARES QUEST LTÉE

By:	(s) Mark Schneiderman
Name: Mark Schneiderman
Title: Chief Financial Officer

Date: January 27, 2012

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Audited annual financial statements for the year ended October 31, 2011

99.2	Management’s discussion and analysis for the year ended October 31, 2011

99.3	Annual information form for the year ended October 31, 2011

99.4	Certification of Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Ernst & Young LLP, Chartered Accountants

99.9	Consent of Paul Daigle

99.10	Consent of Joanne Robinson

99.11	Consent of David Baughman