Form 40-F
period 2012-10-31
Quest Rare Minerals Ltd.
filed 2013-01-29
CIK 1514341

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2012	Commission file number: 001-35100

QUEST RARE MINERALS LTD. –

MINÉRAUX RARES QUEST LTÉE

(Exact name of registrant as specified in its charter)

Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

1155 University Street, Suite 906

Montreal, Québec, Canada H3B 3A7

(514) 878-3551

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas

New York, New York 10036

Attention: Andrew J. Beck

(212) 880-6000

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title Of Each Class	Name Of Exchange On Which Registered
Common Shares	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 61,864,684.

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

In accordance with General Instruction C.(2) of Form 40-F, the Corporation hereby incorporates by reference: (i) Exhibit 99.1, the Corporation’s audited annual financial statements as at October 31, 2012 and 2011, and November 1, 2010, and for the years ended October 31, 2012 and 2011 and (ii) Exhibit 99.2, management’s discussion and analysis for the fiscal year ended October 31, 2012.

In accordance with General Instruction D.(9) of Form 40-F, the Corporation has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.8 through 99.11, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Corporation, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2012 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 31, 2012, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S. $1.00 = CDN$0.9996.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out, under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1933 (the “Exchange Act”)). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Corporation in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the reports filed by the Corporation under the Exchange Act is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

During the process of review and evaluation, it was determined that the Corporation’s disclosure controls and procedures are operating effectively as at October 31, 2012.

It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Corporation’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ATTESTATION

REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Corporation’s management is responsible for establishing and maintaining adjusted internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2012 using the framework and criteria established by the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2012.

Although it is not required to do so, the Corporation has voluntarily provided an auditor’s attestation report on internal control over financial reporting for the year ended October 31, 2012. The auditor’s attestation report is included in the “Independent Auditor’s Report” that accompanies the Corporation’s audited annual financial statements as at October 31, 2012 and 2011, and November 1, 2010, and for the years ended October 31, 2012 and 2011, filed as Exhibit 99.1 and is incorporated by reference in this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

BENEFIT PLAN BLACK-OUT PERIODS

This Section is not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

The information provided under the heading “Information on Audit Committee” contained in the Corporation’s AIF is incorporated by reference herein. In the opinion of the Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT) and are financially literate. The Board has determined that Michael Pesner is the audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of accounting principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues comparable to the breadth and level of complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements; has an understanding of internal controls and procedures for financial reporting; and has an understanding of audit committee functions.

CODE OF ETHICS

The Board of Directors of the Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on July 15, 2009 by which all employees, officers and directors of the Corporation are required to abide. In addition, the Board of Directors encourages a culture of ethical business conduct and believes the Corporation’s high-caliber management team promotes a culture of ethical business conduct throughout the Corporation’s operations, and management is expected to monitor the activities of the Corporation’s employees, consultants and agents in that regard. The Code requires that employees report any observed breach of the Code to the Corporation’s Chief Executive Officer or to the Chairman of the Audit Committee.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The information provided under the heading “Information on the Audit Committee – External Auditor Fees” contained in the Corporation’s AIF is incorporated by reference herein. Ernst & Young LLP, Chartered Accountants acted as the Corporation’s independent auditor for the fiscal years ended October 31, 2012 and 2011.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2012 information with respect to the Corporation’s known contractual obligations (stated in Canadian dollars).

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$784,006	$402,167	$309,727	$72,112	$—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet under Canadian GAAP	—	—	—	—	—

Total	$784,006	$402,167	$309,727	$72,112	$—

AUDIT COMMITTEE

The information provided under the heading “Information on the Audit Committee” contained in the Corporation’s AIF is incorporated by reference herein. The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE MKT. In the opinion of the Board of Directors, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE MKT) and are financially literate.

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

Audit Committee Charter

A copy of the Charter of the Audit Committee of the Corporation is annexed as Schedule A to the Corporation’s AIF and is available in printed copy to any shareholder who provides the Corporation with a written request to the Chief Financial Officer at 1155 University Street, Suite 906, Montreal, Québec, Canada H3B 3A7.

NYSE MKT CORPORATE GOVERNANCE

The Corporation’s common shares are listed on the NYSE MKT. Section 110 of the NYSE MKT Company Guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home-country law. A description of the significant ways in which the Corporation’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-law. The Corporation’s quorum requirement is set forth in its by-laws, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly-appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than five percent (5%) of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

Proxy Delivery Requirement: NYSE MKT requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws in Canada.

Section 804(a) of the NYSE MKT Company Guide sets out that “Board of Director nominations must be either selected, or recommended for the Board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors”. In the case of the Corporation, Board of Director nominations are recommended for the Board’s selection by the Nominating Committee of the Board of Directors. The Corporation’s Nominating Committee is currently comprised of Ronny Kay (chairman), Robert L. Leclerc, John Panneton and Michael Pesner. NYSE MKT considers that Ronny Kay is not “independent” within the meaning of section 803 of the NYSE MKT Company Guide in that Mr. Kay was, until January 3, 2011, Chief Financial Officer of the Corporation. Each of the three other members of the Nominating Committee is “independent”. Pursuant to section 110 of the NYSE MKT Company Guide, the Corporation benefits from relief from section 804(a) thereof in that the non-complying practice described above is not prohibited by the laws of Canada.

In addition, the Corporation may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Corporation’s home-country law, in which case, the Corporation shall make the disclosure of such transactions available on its website at www.questrareminerals.com. Information contained on the website of the Corporation is not part of this Annual Report.

MINE SAFETY DISCLOSURE

Not applicable.

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
Name: Mark Schneiderman
Title: Chief Financial Officer

Date: January 29, 2013

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Audited annual financial statements as at October 31, 2012 and 2011, and November 1, 2010, and for the years ended October 31, 2012 and 2011

99.2	Management’s discussion and analysis for the year ended October 31, 2012

99.3	Annual information form for the year ended October 31, 2012

99.4	Certification of Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Ernst & Young LLP, Chartered Accountants

99.9	Consent of William J. Lewis

99.10	Consent of Richard Gowans

99.11	Consent of Rimant (Ray) V. Zalnieriunas