Form 40-F
period 2013-10-31
Quest Rare Minerals Ltd.
filed 2014-01-29
CIK 1514341

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2013	Commission file number: 001-35100

QUEST RARE MINERALS LTD. –

MINÉRAUX RARES QUEST LTÉE

(Exact name of registrant as specified in its charter)

Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 67,237,044.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒             No   ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes   ☐             No   ☐

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, Quest Rare Minerals Ltd. (the “Corporation” or “Registrant”) hereby incorporates by reference Exhibits 99.1 through 99.3 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction C.(2) of Form 40-F, the Corporation hereby incorporates by reference: (i) Exhibit 99.1, the Corporation’s audited annual financial statements as at October 31, 2013 and 2012, including the report of the auditors with respect thereto and (ii) Exhibit 99.2, management’s discussion and analysis for the fiscal year ended October 31, 2013.

In accordance with General Instruction D.(9) of Form 40-F, the Corporation has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.8 through 99.14, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Corporation, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2013 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 31, 2013, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S. $1.00 = CDN$1.0429.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out, under the supervision of and with the participation of the Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Corporation in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the reports filed by the Corporation under the Exchange Act is accumulated and communicated to the Corporation’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

During the process of review and evaluation, it was determined that the Corporation’s disclosure controls and procedures are operating effectively as at October 31, 2013.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ATTESTATION

REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Corporation’s management is responsible for establishing and maintaining internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2013 using the framework and criteria established by the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2013.

Although it is not required to do so, the Corporation has voluntarily provided an auditor’s attestation report on internal control over financial reporting for the year ended October 31, 2013. The auditor’s attestation report is included in the “Report of Independent Registered Public Accounting Firm on Financial Statements” that accompanies the Corporation’s audited annual financial statements as at October 31, 2013 and 2012, filed as Exhibit 99.1 and is incorporated by reference in this Annual Report on Form 40-F.

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

All amendments to the Code, and all waivers of the Code with respect to any of the employees, officers or directors covered by it, will be posted on the Corporation’s website, submitted on Form 6-K and provided in print to any shareholder who requests them. A copy of the Code is available on the Corporation’s website at www.questrareminerals.com. A copy of the Code is also available to shareholders on request from the Secretary of the Corporation. Shareholders wishing to receive a copy of the Code should contact the Secretary of the Corporation at 1155 University Street, Suite 906, Montreal, Québec H3B 3A7, telephone (514) 878-3551.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The information provided under the heading “Information on the Audit Committee – External Auditor Fees” contained in the Corporation’s AIF is incorporated by reference herein. Ernst & Young LLP, Chartered Professional Accountants acted as the Corporation’s independent auditor for the fiscal years ended October 31, 2013 and 2012.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2013 information with respect to the Corporation’s known contractual obligations (stated in Canadian dollars).

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$378,319	$222,251	$128,932	$27,136	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet under Canadian GAAP	—	—	—	—	—

Total	$378,319	$222,251	$128,932	$27,136	—

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

Shareholder Meeting Quorum Requirement: NYSE MKT minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on NYSE MKT is required to state its quorum requirement in its by-laws. The Corporation’s quorum requirement is set forth in its by-laws, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly-appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than five percent (5%) of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

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

Shareholder Approval Requirements: NYSE MKT requires a listed company to obtain the approval of its shareholders for certain types of securities issuances, including private placements that may result in the issuance of common shares (or securities convertible into common shares) equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. In general, the rules of the Toronto Stock Exchange are similar, but there are some differences including the threshold for shareholder approval set at 25% of outstanding shares. The Corporation will seek a waiver from NYSE MKT’s shareholder approval requirements in circumstances where the securities issuance does not trigger such a requirement under the rules of the Toronto Stock Exchange.

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

QUEST RARE MINERALS LTD. – MINÉRAUX RARES QUEST LTÉE

By:	(s) Peter J. Cashin
Name: Peter J. Cashin
Title: President and Chief Executive Officer

Date: January 29, 2014

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Audited annual financial statements as at October 31, 2013 and 2012, including the report of the auditors with respect thereto

99.2	Management’s discussion and analysis for the year ended October 31, 2013

99.3	Annual information form for the year ended October 31, 2013

99.4	Certification of Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Ernst & Young LLP, Chartered Accountants

99.9	Consent of William J. Lewis

99.10	Consent of Richard Gowans

99.11	Consent of Rimant (Ray) V. Zalnieriunas

99.12	Consent of Ian Hutchinson

99.13	Consent of William J. Lewis

99.14	Consent of Jane Spooner