Form 40-F/A
period 2013-10-31
Quest Rare Minerals Ltd.
filed 2014-05-27
CIK 1514341

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Amendment No. 1)

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

Yes   ☐             No   ☐

EXPLANATORY NOTE

In accordance with General Instruction B.(1) of Form 40-F, Quest Rare Minerals Ltd. (the “Corporation” or “Registrant”) hereby incorporates by reference Exhibits 99.3, 99.9 to 99.11, 99.13 and 99.14 as set forth in the Exhibit Index attached to this Amendment No. 1 to the Annual Report on Form 40-F.

The Corporation prepared and filed an amended and restated annual information form for the fiscal year ended October 31, 2013, attached hereto as Exhibit 99.3, solely in order to update the technical information relating to its Strange Lake Rare Earth Project and to include recent developments subsequent to the fiscal year ended October 31, 2013. The technical information on the Strange Lake Rare Earth Project was updated following the receipt of a technical report entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment (PEA) for the Strange Lake Property Québec, Canada” dated April 9, 2014.

In accordance with General Instruction D.(9) of Form 40-F, the Corporation has filed written consents of certain experts named in Exhibit 99.3 as Exhibits 99.9 to 99.11, 99.13 and 99.14.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

QUEST RARE MINERALS LTD. – MINÉRAUX RARES QUEST LTÉE

By:	(s) Peter J. Cashin
Name: Peter J. Cashin
Title: President and Chief Executive Officer

Date: May 27, 2014

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.3	Amended and restated annual information form for the year ended October 31, 2013 dated May 22, 2014.

Consents

99.9	Consent of William J. Lewis

99.10	Consent of Richard Gowans

99.11	Consent of Rimant (Ray) V. Zalnieriunas

99.13	Consent of Sam Shoemaker Jr.

99.14	Consent of Jane Spooner