Form 40-F
period 2014-10-31
Quest Rare Minerals Ltd.
filed 2015-01-29
CIK 1514341

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended October 31, 2014	Commission file number: 001-35100

QUEST RARE MINERALS LTD. –

MINÉRAUX RARES QUEST LTÉE

(Exact name of registrant as specified in its charter)

Canada	1000	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 78,829,196.

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

In accordance with General Instruction C.(2) of Form 40-F, the Corporation hereby incorporates by reference: (i) Exhibit 99.1, the Corporation’s audited annual financial statements as at October 31, 2014 and 2013, including the report of the auditors with respect thereto and (ii) Exhibit 99.2, management’s discussion and analysis for the fiscal year ended October 31, 2014.

In accordance with General Instruction D.(9) of Form 40-F, the Corporation has filed written consents of certain experts named in the foregoing Exhibits as Exhibits 99.8 through 99.13, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

Certain of the information contained in this Annual Report on Form 40-F, including the documents incorporated herein by reference, may contain “forward-looking information”. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of the Corporation, or the assumptions underlying any of the foregoing. In this Annual Report on Form 40-F, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under the section “Risk Factors” in the Corporation’s Annual Information Form for the fiscal year ended October 31, 2014 (the “AIF”), which is filed as Exhibit 99.3 to this Annual Report on Form 40-F, and could cause actual events or results to differ materially from those projected in any forward-looking statements.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on October 31, 2014, based upon the noon buying rate payable in Canadian dollars as certified for customs purposes by the Bank of Canada, was U.S. $1.00 = CDN$1.1275.

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

During the process of review and evaluation, it was determined that the Corporation’s disclosure controls and procedures are operating effectively as at October 31, 2014.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND ATTESTATION

REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The Corporation’s management is responsible for establishing and maintaining internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2014 using the framework and criteria established by the Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2014.

This annual report does not include an attestation report of the Corporation’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Corporation’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report in this annual report.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The information provided under the heading “Information on the Audit Committee – External Auditor Fees” contained in the Corporation’s AIF is incorporated by reference herein. Ernst & Young LLP acted as the Corporation’s independent auditor for the fiscal years ended October 31, 2014 and 2013.

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

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of October 31, 2014 information with respect to the Corporation’s known contractual obligations (stated in Canadian dollars).

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-Term Debt Obligations	—	—	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations(1)	$932,221	$310,465	$407,558	$214,197	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on Balance Sheet under Canadian GAAP	—	—	—	—	—

Total	$932,221	$310,465	$407,558	$214,197	—

(1)	Please refer to Note 11 of the Corporation’s audited consolidated financial statements as at October 31, 2014, attached hereto as Exhibit 99.1.

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
Name: Peter J. Cashin
Title: President and Chief Executive Officer

Date: January 29, 2015

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Audited annual consolidated financial statements as at October 31, 2014 and 2013, including the report of the auditors with respect thereto

99.2	Management’s discussion and analysis for the year ended October 31, 2014

99.3	Annual information form for the year ended October 31, 2014

99.4	Certification of Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act

99.5	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Consents

99.8	Consent of Ernst & Young LLP

99.9	Consent of William J. Lewis

99.10	Consent of Richard Gowans

99.11	Consent of Rimant (Ray) V. Zalnieriunas

99.12	Consent of Sam Shoemaker Jr.

99.13	Consent of Jane Spooner